UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77667 / April 21, 2016

Admin. Proc. File No. 3-17065

In the Matter of

OLDWEBSITES.COM, INC.,
RPHL ACQUISITION CORP.
(A/K/A ROCKPORT HEALTHCARE
GROUP, INC.),
THE BRAINY BRANDS COMPANY, INC.,
THERABIOGEN, INC.,
U.S. HELICOPTER CORPORATION, and
VICOR TECHNOLOGIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Oldwebsites.com, Inc., RPHL Acquisition Corp.
(a/k/a Rockport Healthcare Group, Inc.), The Brainy Brands Company, Inc., TheraBiogen, Inc.,
U.S. Helicopter Corporation, or Vicor Technologies, Inc., and the Commission has not chosen to
review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Oldwebsites.com, Inc., RPHL Acquisition Corp.
(a/k/a Rockport Healthcare Group, Inc.), The Brainy Brands Company, Inc., TheraBiogen, Inc.,
U.S. Helicopter Corporation, and Vicor Technologies, Inc.[2] The order contained in that decision
is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Oldwebsites.com, Inc., RPHL Acquisition Corp. (a/k/a Rockport Healthcare Grp., Inc.), The
Brainy Brands Co., Inc., TheraBiogen, Inc., U.S. Helicopter Corp., and Vicor Technologies, Inc.,*
Initial Decision Release No. 972 (Mar. 1, 2016), 113 SEC Docket 12, 2016 WL 792253. The
Central Key Index numbers are: 1391570 for Oldwebsites.com, Inc.; 919606 for RPHL
Acquisition Corp. (a/k/a Rockport Healthcare Group, Inc.); 1478838 for The Brainy Brands
Company, Inc.; 1405286 for TheraBiogen, Inc.; 1309140 for U.S. Helicopter Corporation; and
1335104 for Vicor Technologies, Inc.

Securities Exchange Act of 1934, the registrations of each class of registered securities of Oldwebsites.com, Inc., RPHL Acquisition Corp. (a/k/a Rockport Healthcare Group, Inc.), The Brainy Brands Company, Inc., TheraBiogen, Inc., U.S. Helicopter Corporation, and Vicor Technologies, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
 	
OLDWEBSITES.COM, INC.,
RPHL ACQUISITION CORP.
  (A/K/A ROCKPORT HEALTHCARE
  GROUP, INC.),
THE BRAINY BRANDS COMPANY, INC.,
THERABIOGEN, INC.,
U.S. HELICOPTER CORPORATION, and
VICOR TECHNOLOGIES, INC.
	INITIAL DECISION OF DEFAULT
	March 1, 2016

APPEARANCE: David S. Frye for the Division of Enforcement,
                 Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

        This initial decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

        The Commission instituted this proceeding on January 22, 2016, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The order instituting proceedings (OIP) alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by February 1 and their answers were due February 16. *Oldwebsites.com, Inc.*, Admin. Proc. Rulings Release No. 3595, 2016 SEC LEXIS 497 (ALJ Feb. 10, 2016). On February 18, I ordered Respondents to show cause by February 29 why the registrations of their securities should not be revoked by default due to their failure to file answers or otherwise defend this proceeding. *Oldwebsites.com, Inc.*, Admin. Proc. Rulings Release No. 3623, 2016 SEC LEXIS 610. I warned that any Respondent that failed to respond to the show cause order would be deemed in default and the registration of its securities would be revoked. *Id.* To date, Respondents have not filed answers or responded to the show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule of Practice 155(a), I deem the OIP's allegations to be true.

Oldwebsites.com, Inc. (CIK No. 1391570), is an expired Utah corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $9,701 for the prior six months. As of January 13, 2016, its common stock was quoted on OTC Link operated by OTC Markets Group Inc. (formerly, Pink Sheets), it had four market makers, and it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

RPHL Acquisition Corp. (a/k/a Rockport Healthcare Group, Inc.) (CIK No. 919606) is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2008. As of January 13, 2016, its common stock was quoted on OTC Link, it had five market makers, and it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The Brainy Brands Company, Inc. (CIK No. 1478838), is a forfeited Delaware corporation located in Suwanee, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $20,052,528 for the prior nine months. As of January 13, 2016, its common stock was quoted on OTC Link, it had five market makers, and it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TheraBiogen, Inc. (CIK No. 1405286), is a revoked Nevada corporation located in Manalapan, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2012, which reported a net loss of $450,784 for the prior three months. As of January 13, 2016, its common stock was quoted on OTC Link, it had seven market makers, and it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

U.S. Helicopter Corporation (CIK No. 1309140) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $10,104,829 for the prior nine months.

As of January 13, 2016, its common stock was quoted on OTC Link, it had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Vicor Technologies, Inc. (CIK No. 1335104), is a void Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $5,413,000 for the prior nine months. On December 7, 2012, the company filed a chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was still pending as of November 2, 2015. As of January 13, 2016, its common stock was quoted on OTC Link, it had seven market makers, and it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). They are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise defended the proceeding to address whether they have made any efforts to remedy their past violations, and they have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Oldwebsites.com, Inc., RPHL Acquisition Corp. (a/k/a Rockport Healthcare Group, Inc.), The Brainy Brands Company, Inc., TheraBiogen, Inc., U.S. Helicopter Corporation, and Vicor Technologies, Inc., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Pursuant to Rule of Practice 155(b), the Commission is authorized, at any time, to set aside a

default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____

Jason S. Patil
Administrative Law Judge